Cal Redwood Acquisition Corp.

2440 Sand Hill Road, Suite 101

Menlo Park, CA 94025

May 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

RE:	Cal Redwood Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-285517) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 22, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CAL REDWOOD ACQUISITION CORP.

By:	/s/ Daven Patel
Name:	Daven Patel
Title:	Chief Executive Officer and Director